UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of September 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: September 9th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about September 7, 2004

Item 3. Press Release

September 7, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral Pacific awarded Two New Permits

Wellington, New Zealand – September 7, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. announces that it has been awarded a new Petroleum Exploration Permit – PEP 38492; and a Petroleum Mining Permit – PMP 38153; both situated in New Zealand’s Taranaki Basin.

Item 5. Full Description of Material Change

Austral Pacific awarded Two New Permits

Wellington, New Zealand – September 7, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. announces that it has been awarded a new Petroleum Exploration Permit – PEP 38492; and a Petroleum Mining Permit – PMP 38153; both situated in New Zealand’s Taranaki Basin.

PEP 38492 is awarded in its entirety to two wholly owned subsidiary companies of Austral Pacific, and covers an offshore area of 69 sq km (27 sq miles) abutting the southern coastline of the Taranaki Peninsula. Its southern boundary abuts PML 38146, within which are located the Kupe South gas-condensate field, now under development, and the Toru-1 gas-condensate discovery. The giant onshore Kapuni Field, which has already produced well in excess of 1,000 BCF of gas, lies onshore a short distance due north of PEP 38492’s northern boundary at the coastline. The Toru-1 discovery, made in 1990, is situated 2,000m (~1 mile) south of PEP 38492; and flow-tested on a ½” choke at a rate of 11.7 million cubic feet per day of gas, with an associated condensate (light oil) rate of 842 barrels per day. All of the Kapuni, Kupe South and Toru fields produce hydrocarbons from traps situated on a deep arch which runs from south to north passing beneath PEP 38492. A potential trap on this arch, the Hawera Lead, has been previously identified, but requires confirmation that it closes in the vicinity of the coastline. Over the next two years, Austral Pacific will remap the existing seismic and acquire a minimum of 15 km ( 9 miles) of new seismic, in order to verify the trap. Should this be established, a well would be drilled to test this target within PEP 38492. A discovery could be readily tied to the Kapuni Production Station, hence into the national pipeline grid; in a manner similar to that of the Company’s Kahili Field.

Production Mining Permit PMP 38153 has been granted to Austral Pacific (45%) and its partners Tap Oil (30%) and IRM (25%), effective 1 September 2004 for a 15 year term. It covers an area of 6 sq km (2.4 sq miles) of onshore Taranaki, incorporating the mapped extent of the Kahili gas-condensate field; and provides the legal right to produce that field under the terms of the permit. PMP 38153 has been excised from the larger area of Petroleum Exploration Permit PEP 38736, also operated by Austral Pacific, in which there is further discovery potential which Austral will be addressing with seismic acquisition in the near future. Kahili-1A/B is presently producing at a rate of approximately 3.5 million cubic feet of gas and 100 barrels of condensate per day. After several months of production, a decision will be made regarding the drilling of a Kahili-2 production well into the field.

Elsewhere, the Cardiff well-site construction is proceeding steadily, and inventory has been ordered for the Cheal-A3X completion and the Cheal-4 well, which are planned for October.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

September 7, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral Pacific awarded Two New Permits

Wellington, New Zealand – September 7, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. announces that it has been awarded a new Petroleum Exploration Permit – PEP 38492; and a Petroleum Mining Permit – PMP 38153; both situated in New Zealand’s Taranaki Basin.

PEP 38492 is awarded in its entirety to two wholly owned subsidiary companies of Austral Pacific, and covers an offshore area of 69 sq km (27 sq miles) abutting the southern coastline of the Taranaki Peninsula. Its southern boundary abuts PML 38146, within which are located the Kupe South gas-condensate field, now under development, and the Toru-1 gas-condensate discovery. The giant onshore Kapuni Field, which has already produced well in excess of 1,000 BCF of gas, lies onshore a short distance due north of PEP 38492’s northern boundary at the coastline. The Toru-1 discovery, made in 1990, is situated 2,000m (~1 mile) south of PEP 38492; and flow-tested on a ½” choke at a rate of 11.7 million cubic feet per day of gas, with an associated condensate (light oil) rate of 842 barrels per day. All of the Kapuni, Kupe South and Toru fields produce hydrocarbons from traps situated on a deep arch which runs from south to north passing beneath PEP 38492. A potential trap on this arch, the Hawera Lead, has been previously identified, but requires confirmation that it closes in the vicinity of the coastline. Over the next two years, Austral Pacific will remap the existing seismic and acquire a minimum of 15 km ( 9 miles) of new seismic, in order to verify the trap. Should this be established, a well would be drilled to test this target within PEP 38492. A discovery could be readily tied to the Kapuni Production Station, hence into the national pipeline grid; in a manner similar to that of the Company’s Kahili Field.

Production Mining Permit PMP 38153 has been granted to Austral Pacific (45%) and its partners Tap Oil (30%) and IRM (25%), effective 1 September 2004 for a 15 year term. It covers an area of 6 sq km (2.4 sq miles) of onshore Taranaki, incorporating the mapped extent of the Kahili gas-condensate field; and provides the legal right to produce that field under the terms of the permit. PMP 38153 has been excised from the larger area of Petroleum Exploration Permit PEP 38736, also operated by Austral Pacific, in which there is further discovery potential which Austral will be addressing with seismic acquisition in the near future. Kahili-1A/B is presently producing at a rate of approximately 3.5 million cubic feet of gas and 100 barrels of condensate per day. After several months of production, a decision will be made regarding the drilling of a Kahili-2 production well into the field.

Elsewhere, the Cardiff well-site construction is proceeding steadily, and inventory has been ordered for the Cheal-A3X completion and the Cheal-4 well, which are planned for October.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+ 644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.